Exhibit 99.1

Legend Biotech to Host 2022 R&D Day on Monday, October 3, 2022

SOMERSET, N.J.--(BUSINESS WIRE)--September 15, 2022--Legend Biotech Corporation (NASDAQ: LEGN) (Legend Biotech), a global biotechnology company developing, manufacturing and commercializing novel therapies to treat life-threatening diseases, today announced it will host its in-person and virtual Research & Development Day on Monday, October 3, 2022 at 10:00 a.m. ET at Andaz 5th Avenue in New York City. Please click here to register for the event.

The event will feature a comprehensive overview of our platforms and the latest developments in our pipeline through presentations from members of Legend’s senior leadership team:

  Ying Huang, Ph.D., Chief Executive Officer
  Guowei Fang, Ph.D., Senior Vice President, Global Head of Research and Early Development
  Lida Pacaud, M.D., Vice President, Clinical Development
  Steve Gavel, Vice President, Commercial Development, US & Europe

A live webcast and presentation will be available to investors and other interested parties on the Legend Biotech website under “Events and Presentations”. A replay of the webcast can be viewed as early as 24 hours after the event.

About Legend Biotech

Legend Biotech is a global biotechnology company dedicated to treating, and one day curing, life-threatening diseases. Headquartered in Somerset, New Jersey, we are developing advanced cell therapies across a diverse array of technology platforms, including autologous and allogenic chimeric antigen receptor T-cell and natural killer (NK) cell-based immunotherapy. From our three R&D sites around the world, we apply these innovative technologies to pursue the discovery of cutting-edge therapeutics for patients worldwide.

Learn more at www.legendbiotech.com and follow us on Twitter and LinkedIn.

Source: Legend Biotech

Contacts

Investors:
Joanne Choi, Senior Manager, Investor Relations, Legend Biotech
joanne.choi@legendbiotech.com

Crystal Chen, Manager, Investor Relations, Legend Biotech
crystal.chen@legendbiotech.com

Press:
Tina Carter, Corporate Communications Lead, Legend Biotech
tina.carter@legendbiotech.com
(908) 331-5025